DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
mtelford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

SUPPL

04046516

File No. 82-5201

November 15, 2004

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (**"Gamesa"**), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Gamesa - Quarterly Report as of September 30, 2004.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie L. Melendez
Legal Assistant

Enclosure

By Hand Delivery

GAMESA

QUATERLY REPORT AS OF SEPTEMBER 30, 2004

- **ACTUAL CONSOLIDATED INCOME STATEMENT**

ACTUAL (MILLION EUR)	CONSOLIDATED INCOME STATEMENT		
	SEPT 2003	SEPT 2004	GROWTH
REVENUES	1.080	1.080	0%
EBITDA	263	231	-12%
NET INCOME	175	141	-20%

- **YEAR END 2004 ESTIMATE**

  - THE CURRENT ESTIMATE FOR 2004 YEAR END RESULTS IS 222 MILLION EUROS (+10% VS 2003).

  - THE NEW ESTIMATE REPRESENTS A 3.6% DEVIATION FROM THE INITIAL FORECAST (23O MM EUROS). THIS ESTIMATED FIGURE IS BASED ON THE REDUCTION OF GAMESA AERONAUTICA RESULTS (DUE TO THE IMPACT OF THE WEAK US DOLLAR EXCHANGE RATE AND A REDUCTION IN AIRCRAFT DELIVERIES)

  - THIS NEW ESTIMATE INCLUDES THE RESULTS RELATED TO THE SALE OF A NUMBER OF WINDFARMS WHICH HAS NOT BEEN ACCOMPLISHED YET BUT SHOULD BE CLOSED BEFORE THE END OF THE YEAR WITH A HIGH DEGREE OF PROBABILITY



Consolidated Net Income (EUR MM)
250
200
150
100
50
0
202
230
222
2003
2004 Forecast
2004 New Estimate